Exhibit 99.2

PROXY STATEMENT FOR ANNUAL GENERAL MEETING	1
PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2015	4
PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES	5
PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR AND ONE EXECUTIVE DIRECTOR	6
PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS AND INCREASE OF ANNUAL CASH COMPENSATION FOR OUR CHAIRMAN	7
PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR	8
PROPOSAL 6—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS	11
PROPOSAL 7—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2016	12
PROPOSALS FOR THE 2017 ANNUAL GENERAL MEETING	13
DIRECTOR INDEPENDENCE	13
SOLICITATION OF PROXIES	13
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	14
OTHER MATTERS	14
INTERXION HOLDING N.V. PROXY CARD

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING

To Be Held On June 24, 2016

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting, and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the Annual General Meeting under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting

The Annual General Meeting will be held on June 24, 2016, at 9:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 3, 2016.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 17, 2016 before 17:00 CET. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET June 17, 2016. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on May 27, 2016 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 70,435,381.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholders’ register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (1) the adoption of our Dutch statutory annual accounts for the financial year 2015, (2) the discharge of the members of our Board from certain liabilities for the financial year 2015, (3 a) the re-appointment of one Non-Executive Director, (3 b) the re-appointment of one Executive Director, (4 a) the award of restricted shares to our Non-Executive Directors, (4 b) the increase of the annual cash compensation for our Chairman, as described in the proxy statement, (5) the award of performance shares to our Executive Director, as described in the proxy statement, (6 a) designating the Board to issue shares and to grant rights to subscribe for shares in the share capital of the Company and to restrict or exclude pre-emption rights in relation to employee incentive schemes as described in the proxy statement, (6 b) designating the Board to issue and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the current issued share capital of the Company for general corporate purposes, as described in the proxy statement, and (7) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2016.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2015;

•	The discharge of the members of our Board from certain liabilities for the financial year 2015;

•	The re-appointment of one Non-Executive Director;

•	The re-appointment of one Executive Director;

•	The award of restricted shares to our Non-Executive Directors;

•	The increase of the annual cash compensation for our the Chairman;

•	The award of performance shares to our Executive Director;

•	The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company and to restrict or exclude pre-emption rights in relation to the Company’s employee incentive schemes;

•	The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the current issued share capital of the Company for general corporate purposes; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2016.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting. Shares will not be voted in favour of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our Board does not know of any business that will be presented for consideration at the Annual General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2015

At the Annual General Meeting, we will (in accordance with section 2:135 paragraph 5a of the Dutch Civil Code) discuss the execution of the remuneration policy during the year 2015 on the basis of the information provided by the Company on page 27 of the Dutch statutory annual accounts for the year ended December 31, 2015 (the “2015 Annual Accounts”). Our shareholders will be asked to adopt the 2015 Annual Accounts. We will also report on the business and the results of operations for the year ended December 31, 2015 based on the 2015 Annual Accounts. We will also discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2015 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2015 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2015 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2015 Annual Accounts.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2015

ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board from certain liabilities with respect to the exercise of their duties during our financial year ended December 31, 2015. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2015. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS

OF OUR BOARD FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2015.

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR AND OF ONE EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of our class III Non-Executive Director Mr. Jean Mandeville and the term of our class III Executive Director Mr. David Ruberg shall expire immediately following this Annual General Meeting.

a.    The Board, after due consideration, recommends that Mr. Mandeville be re-appointed for a three-year term (such that Mr. Mandeville’s term shall expire immediately following the Annual General Meeting in 2019) as Non-Executive Director.

Jean Mandeville, Non-Executive Director

Mr. Mandeville joined the Company’s Board in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of our Board. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He was an Executive Vice-President and the Chief Financial Officer of Global Crossing Holdings Ltd./Global Crossing Ltd. from February 2005 to September 2008, where he was responsible for all its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium, from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Master’s in Applied Economics in 1982 and a Special Degree in Sea Law in 1985.

b.    The Board, after due consideration, recommends that Mr. Ruberg be re-appointed for a three-year term (such that Mr. Ruberg’s term shall expire immediately following the Annual General Meeting in 2019) as Executive Director.

David C. Ruberg, Executive Director

Mr. Ruberg joined the Company as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Company’s Board when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Company’s Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. From January 2002 until October 2007 he was affiliated with Baker Capital. From April 1993 until October 2001 Mr. Ruberg was Chairman, President and Chief Executive Officer of Intermedia Communications, as well as Chairman of its majority-owned subsidiary Digex, Inc. He began his career as a scientist as AT&T Bell Labs, contributing to the development of operating systems and computer languages. Mr. Ruberg holds a Bachelor degree from Middlebury College and a Master’s in Computer and Communication Sciences from the University of Michigan.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF JEAN

MANDEVILLE AS NON-EXECUTIVE DIRECTOR.

THE BOARD ALSO RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF

DAVID RUBERG AS EXECUTIVE DIRECTOR.

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS AND INCREASE OF ANNUAL CASH COMPENSATION FOR OUR CHAIRMAN

a.    For the financial year 2016, the annual cash compensation for each Non-Executive Director is EUR 40,000 gross (“Board Compensation”); which is the same as for the financial year 2015.

For the financial year 2016, the cash fees for committee participation are listed below:

•	Audit Committee. Each member of the Company’s Audit Committee will receive EUR 20,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Audit Committee will receive a further EUR 10,000 gross per annum;

•	Compensation Committee. Each member of the Company’s Compensation Committee will receive EUR 5,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Compensation Committee will receive a further EUR 5,000 gross per annum.

Cash fees for committee participation have not changed compared to the financial year 2015.

At the Annual General Meeting, our shareholders will be asked to approve the following adjustment to the share compensation of the Non-Executive Directors for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting.

Each Non-Executive Director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on March 26, 2014; available at www.sec.gov) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the Annual General Meeting;

•	All of these restricted shares will vest on the day of the next Annual General Meeting subject to the non-executive director having served for the entire period;

•	The restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the Non-Executive Director ceases to be a Non-Executive Director of the Company, whichever is sooner; and

•	Upon change of control, these restricted shares will vest immediately and any lock provisions will expire.

b.    At the request of our Compensation Committee, the compensation of our Non-Executive Directors was benchmarked by PwC. On the basis of this benchmark we decided not to propose changes to the compensation of our Non-Executive Directors, except to the compensation of our Chairman as the current level of cash compensation for our Chairman is not consistent with market practice.

At the Annual General Meeting, our shareholders will therefore be asked to approve, as of July 1, 2015, an increase of the annual cash compensation of our Chairman from EUR 0 to EUR 50,000 gross, which increase will be in addition to the annual cash compensation for a Non-Executive Director of EUR 40,000 gross.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED

SHARES TO EACH OF OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

THE BOARD ALSO RECOMMENDS THAT YOU VOTE FOR THE INCREASE FROM JULY 1,

2015 ONWARDS OF THE ANNUAL CASH COMPENSATION FOR THE CHAIRMAN OF OUR

BOARD TO EUR 50,000 GROSS.

PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

The goal of our executive compensation approach is to provide compensation that attracts, retains and motivates our executives. Our executive compensation program is tied directly to the performance of the business to ensure continuous, profitable growth and value creation for our shareholders. In 2015, the compensation program for our Executive Director consisted of (i) a base salary and car allowance, (ii) an annual cash bonus and, (iii) in accordance with the terms of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on March 26, 2014; available at www.sec.gov), long term incentive (“LTI”) compensation in the form of performance shares.

In making compensation decisions for 2015, the Compensation Committee assessed the compensation of our Executive Director against the compensation of executive directors at peer companies based on data provided by Mercer. Our goal has been to provide our Executive Director with a base salary and an annual cash bonus in the range of the 50th percentile and LTI compensation in the range of the 75th percentile of executive director compensation at peer companies. Our peer group consists of the 15 U.S. companies listed below, most of which have European operations and with whom we compete for talent. When performing the analysis, the compensation paid by peer companies was adjusted to reflect differences in company size.

Our peer group consists of the following companies:

• Akamai Technologies	• Dupont Fabros Technologies	• Polycom
• Autodesk	• Equinix	• Rackspace Hosting
• Coresite Reality	• F5 Networks	• Red Hat
• CyrusOne	• Factset Research Systems	• Synopsys
• Digital Realty Trust	• Internap Network Services	• Trimble Navigation

The Company competes in an environment where most of our peers are U.S. companies. Therefore we fashion our compensation structures and pay mix similar to the U.S. practices. The Company spreads vesting over a four-year period from the award date. This four-year vesting period aligns with the general practice in our industry, although vesting periods of less than three years are common. The Company operates its LTI plan in such a way that the dilution resulting from ordinary shares that have been granted but not exercised or can be granted (both categories together currently totalling approximately 5%) is below the peer group median of approximately 12% to 14%.

In relation to each LTI award, certain quantitative targets are measured over a one year period, which targets act as a “hurdle” for any entitlement under the LTI plan for that specific year. If the quantitative targets have been met, half of the LTI award shall vest in two equal annual instalments, but cannot be transferred or sold until the second instalment has vested. The remaining 50% is related to total shareholder return (“TSR”) and, subject to the TSR objective being met, vests after the third and fourth year.

In 2013, we instituted a change in our LTI program for our senior management team that is based on annual awards of performance shares with a four-year vesting period instead of an options based program. Given the staged nature of the vesting period in this program and the fact that certain awards are adjusted by future performance, the full benefit of this program does not take effect until 2017.

Total target compensation for our Executive Director in 2014 and 2015 was EUR 2,790,000 (comprised of base salary of EUR 550,000, car allowance of EUR 40,000, annual cash bonus of 100% of base salary, and LTI of 300% of base salary) and is unchanged for 2016.

For 2014, 2015 and 2016, 100% of our Executive Director’s annual cash bonus and 100% of our Executive Director’s LTI were/are performance based and at-risk. The amount of pay outs from the annual cash bonus depends on the level of revenue growth, adjusted EBITDA, individual objectives and the LTI pay-out depends, in addition, on relative TSR against the S&P Small Cap 600 index.

For the total compensation in 2014, 2015 and 2016, the target pay mix for our Executive Director was/is as follows:

In 2014, 2015, the total compensation for the Executive Director was as follows:

		€ ‘000
Executive Director	Year	Salary	Cash Other Compensation(1)	Annual Cash Bonus(2)	Equity Awards(3)(4)	Total
	2015	550	40	693	821	2,104
	2014	550	40	613	872	2,075

Notes:

1)	The amounts in this column reflect an annual car allowance for the applicable financial year.
2)	The amounts in this column reflect the cash bonus awards under our annual incentive plan for the applicable financial year.
3)	The amounts in this column reflect the Share-based payment charges accrued in the year.
4)	The Share-based payment charges are from performance shares. These shares have a four-year vesting period and the fair value at the date of grant is determined using the Monte Carlo model. The fair value of the performance shares is recognized as share based payment expense over the period that the Executive Director becomes unconditionally entitled to the shares. This expense is adjusted to reflect the actual number of performance shares that vest including any adjustments made due to the defined performance metrics.

In 2015, we delivered revenue growth of 13% and adjusted EBITDA growth of 17%. Over the course of 2014 and 2015, the Company’s stock price appreciated 21.89% against the S&P Small Cap 600 index which appreciated 4.05%.

Based on performance regarding 2015 revenue growth and adjusted EBITDA growth, the annual cash bonus pay-out for our Executive Director was 126%, which equals EUR 693,000. For the 2014 TSR related performance shares and 2015 initial allocated performance shares, our performance has the following impact:

2015 Performance Shares:

•	The Executive Director is entitled to an initial allocation of 76,574 performance shares (the “Initial Allocation”). This number has been calculated on the basis of the Company’s average share value during the month of January 2015, as well as the actual company and individual performance as of January 1, 2015 until December 31, 2015;

•	The first instalment of 50% of the Initial Allocation of 38,286 performance shares (the “Award”) will be awarded upon approval by this Annual General Meeting (“AGM”). Of this Award 50% (or 19,143 performance shares) will vest upon award, but will be locked up until December 31, 2016 and 50% (or 19,143 performance shares) will vest on January 1, 2017;

•	The award of the remaining 50% (the “Remaining Award”). of the Initial Allocation (38,286 performance shares) will be adjusted for the Company’s relative share performance compared to the S&P Small Cap 600 index over the period from January 1, 2015 until December 31, 2016 and is subject to approval by the AGM to be held in 2017. Should the Remaining Award be approved, 50% of this Remaining Award will vest on January 1, 2018 and 50% of this Remaining Award will vest on January 1, 2019;

2014 Performance Shares:

•	The 47,243 performance shares awarded to the Executive Director in relation to 2014 performance is adjusted for the Company’s relative share performance compared to the S&P Small Cap 600 index over the period from January 1, 2014 until December 31, 2015 but capped at 150% in accordance with the Company’s existing LTI plan. The award of these shares is subject to approval by this AGM. During the period from January 1, 2014 until December 31, 2015, the Company’s share value increased by 21.89% versus the S&P Small Cap 600 index increasing by 4.05%. As the Company’s relative share performance against the S&P Small Cap 600 index was 540%, the number of performance shares has been increased by the maximum pay-out level of 150% or an actual award of 70,863 performance shares. Should the award be approved at this AGM, 50% (or 35,431) of the performance shares will vest on January 1, 2017 and 50% (or 35,432) will vest on January 1, 2018.

Upon change of control, all 2014 and 2015 performance shares will vest immediately and any lock up provision will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF 38,286

PERFORMANCE SHARES RELATED TO 2015 AND THE AWARD OF 70,863 PERFORMANCE

SHARES RELATED TO 2014 TO OUR EXECUTIVE DIRECTOR.

PROPOSAL 6—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS

At the Annual General Meeting held on June 30, 2015, the shareholders designated the Board for a period of 18 months as the corporate body authorized to (i) issue shares or grant rights to subscribe for up to 4,352,281 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes, and (ii) issue and grant rights to subscribe for shares up to 10% of our current authorized share capital for general corporate purposes.

These designations will end on December 29, 2016 but may be extended by the General Meeting for a period not exceeding five years.

a.    In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan and its current 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on March 26, 2014; available at www.sec.gov), the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 13, 2016, 1,772,070 of these shares have actually been issued to participants. In order to allow the Company to continue to issue shares out of this pool to meet its obligations under its long term incentive plans, it is proposed to extend with 18 months (until December 24, 2017) the designation of the Board as the corporate body of the Company which will be authorized to issue the remaining 3,501,301 shares or grant rights to subscribe for these shares (which represent approximately 5% of the Company’s currently issued share capital) with the power to restrict or exclude the right of pre-emption thereto.

b.    In order to allow the Company to be sufficiently flexible in relation to its funding requirements, it is also proposed to extend with 18 months (until December 24, 2017) the designation of the Board as the corporate body of the Company which will be authorized to issue shares or grant rights to subscribe for shares representing 10% of the Company’s currently issued share capital.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

ISSUE SHARES OR GRANT RIGHTS TO SUBSCRIBE FOR UP TO 3,501,301 SHARES,

WITHOUT PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS FOR THE PURPOSE

OF THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES;

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

ISSUE SHARES OR TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL

CORPORATE PURPOSES, UP TO 10% OF THE CURRENT ISSUED SHARE CAPITAL OF THE

COMPANY FOR GENERAL CORPORATE PURPOSES.

PROPOSAL 7—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2016

The Company’s Articles of Association provide that the Shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board, to lay a report of their findings before the Board and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending December 31, 2016.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG

ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2016.

PROPOSALS FOR THE 2017 ANNUAL GENERAL MEETING

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board to be considered for election at the 2017 Annual General Meeting or if you wish to submit another kind of proposal for consideration by shareholders at the 2017 Annual General Meeting.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2017 Annual General Meeting, you must fulfil the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the annual general meeting:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

New York Stock Exchange rules and regulations require listed companies to have a Board with a majority of independent directors. The Company’s Board currently consists of five directors. The board has determined that each of Frank Esser, Mark Heraghty, Rob Ruijter and Jean Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining director, David Ruberg is considered to be non-independent.

Under the New York Stock Exchange listing standards, no director qualifies as independent unless the Board of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the board applies independence standards that conform to the independence requirements of the New York Stock Exchange. The board considers all relevant facts and circumstances in making its independence determination.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

June 3, 2016

A copy of our Dutch statutory annual accounts for the financial year ended December 31, 2015 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.